Exhibit 99.(b)(2)

                                    November 24, 1995



Mr. Frank Bergonzi
Executive Vice President & CFO
Rite Aid Corporation
P.O. Box 3165
Harrisburg, PA 17105

Dear Mr. Bergonzi:

                  You have advised us that Rite Aid Corporation ("Rite Aid" or the "Company") proposes to establish a syndicated credit facility in an amount of approximately $2,500,000,000 of senior bank financing for the purposes of: (i) the acquisition of Revco D.S., Inc. ("Revco"); (ii) the refinancing of certain existing debt of the Company; and (iii) working capital and general corporate purposes.

                  In connection with this transaction, J.P. Morgan Securi-ties Inc. ("JPMSI") and Morgan Guaranty Trust Company of New York
("Morgan") are pleased to propose a five-year revolving credit facility of up to $2,500,000,000 (the "Revolver") based on the terms and conditions described in the attached Summary of Terms and Conditions (the "Term Sheet"). This letter and the attached Term
Sheet are also referred to as the Commitment Letter.

                  Morgan is pleased to commit to provide up to $500,000,000 of the Credit Facility based on the attached Term Sheet.

                  Morgan's commitment of $500,000,000 is subject to (i) acceptance by you, as set forth in the last paragraph, by 8:00 a.m. (New York City Time), November 30, 1995; (ii) there not having occurred any change in or disruption of the financial or banking markets since the date hereof that would have an adverse effect on the syndication of the Revolver; (iii) there not having occurred a material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of (A) the Company or the Company and its Subsidiaries, taken as a whole or
(B) Revco, in each case since the date of the most recent audited financial statements; (iv) there not having occurred any issuance or syndication, attempt to issue or syndicate, announcement of the issuance or syndication of, or engagement in discussions concerning the syndication or issuance of, any debt facility or debt security (including renewals of existing facilities) by the Company or its affiliates, (v) the negotiation, execution and delivery of mutually acceptable definitive loan documentation (to be prepared by Morgan's counsel, Davis Polk & Wardwell) by January 31, 1996; and (vi) the other conditions set forth in the attached Term Sheet.


Mr. Frank Bergonzi
November 24, 1995
Page 2

                  It is JPMSI's intention to syndicate the Revolver to a group of financial institutions (the "Banks") acceptable to Morgan and the Company. The Company will not withhold its approval of any financial institution of recognized standing which customarily participates in credit facilities of this nature. Rite Aid agrees to provide such assistance in the syndication effort as may be reasonably requested, including making members of management of the Company and its subsidiaries available to meet with prospective syndicate members, and assisting JPMSI in the preparation of the financing memorandum. It is our expectation that the general syndication will be launched as soon as possible after the date of your acceptance of this commitment.

                  By signing below, Rite Aid acknowledges its obligation to pay Morgan and JPMSI the fees set forth in the letter dated
November 24, 1995 (the "Fee Letter") among Rite Aid, Morgan and
JPMSI.

                  By signing below, Rite Aid represents and warrants that all information that has been or will be provided to Morgan or JPMSI is true in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading and, in the case of financial projections so provided, have been prepared in good faith based on reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the projections will be realized). You agree to supplement the information and projections from time to time so that the represen-tations and warranties contained in this paragraph remain correct.

                  In addition, by signing below, Rite Aid agrees to indemnify and defend Morgan and JPMSI and each other Bank, their respective affiliates and the directors, officers, agents, and employees of the foregoing from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or reasonable expenses arising out of or by reason of any investiga-tion, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made in connection with the matters herein referred to (including, but without limitation, any use made or proposed to be made by Rite Aid or any of its affiliates of the proceeds of such loans, but excluding any such losses, liabilities, claims damages or expenses incurred by reason of the gross negligence or willful misconduct of the indemnitee) including, without limitation, amounts paid in settlement, court costs, and reasonable fees and disbursements of counsel incurred in connection with any such pending or threatened investigation, litigation or other proceeding.


                  This letter is intended to be solely for the benefit of the parties hereto and is not intended to confer, and shall not be deemed to confer, any benefits upon, or create any rights in or in favor of, any person other than the parties hereto, except as provided in the immediately preceding paragraph.

Mr. Frank Bergonzi
November 24, 1995
Page 3

                  If you accept and agree to this proposal, please so indicate by signing in the space provided below and returning a copy of this letter to us. This offer will expire 8:00 a.m. (New York City Time), November 30, 1995, if this letter and the Fee Letter have not been accepted by you by that time.

                  Neither this letter nor its contents may be disclosed to any person other than the officers and directors of Rite Aid and the professional advisors to Rite Aid in connection with the proposed acquisition unless either (i) this letter and the Fee Letter shall have been accepted by Rite Aid as set forth in the preceding para-graph prior to such disclosure or (ii) Morgan and JPMSI have otherwise consented in writing. Any disclosure by Rite Aid not permitted by the preceding sentence shall constitute the agreement of Rite Aid to pay the commitment letter fee contemplated by the Fee Letter.

Very truly yours,

MORGAN GUARANTY TRUST COMPANY    J.P. MORGAN SECURITIES INC.
 OF NEW YORK


By:  /s/  James E. Condon            By:  /s/   Stephen J. Kenneally
     ----------------------               ---------------------------
     Name:  James E. Condon               Name:  Stephen J. Kenneally
     Title:  Vice President               Title:  Vice President


Accept and Agreed to this
29 day of November 1995

RITE AID CORPORATION

By:  /s/Frank M. Bergonzi
     ---------------------------
     Name: Frank M. Bergonzi
     Title: Executive VP and CFO




                                  Term Sheet
Borrower:               Rite Aid Corporation ("Rite Aid").


Amount:                 $2,500,000,000.

Purpose:                Finance the acquisition (the "Acquisition") of
                        Big Fish (the "Target"), refinance existing Target bank debt, refinance existing Rite Aid bank debt, refinance Target 9.125% and 10.125% senior notes, refinance Rite Aid convertible debentures, and general corporate purposes.

Agent:                  Morgan Guaranty Trust Company of New York ("Morgan").

Lenders:                Syndicate of lenders acceptable to Rite Aid and Morgan
                        ("the Banks").

Facility Description:   Reducing revolving credit facility.

Final Maturity:         December, 2000.

Amortization:           The Facility shall reduce to $1,500,000,000 two years
                        after the date of consummation of the Tender Offer referred to below (the "Tender Offer Closing Date").

Arranger:               J.P. Morgan Securities Inc.

Availability:           Drawings may be made at any time up to but excluding
                        the Final Maturity.

Mandatory Commitment
Reduction:              All net proceeds from debt issues with a maturity
                        greater than one year and all net proceeds from any equity issues until such time as the aggregate commitments have been reduced to $1,500,000,000.

Borrowing Options:      Adjusted LIBOR, Adjusted CD, Base Rate and Money
                        Market Bid.

                        LIBOR and CD will be adjusted for reserves and other regulatory requirements, if any.

                        Base Rate means the higher of Morgan's prime rate or the federal funds rate + 0.50%.

Money Market Option
Description:            The Borrower may request the Agent to solicit
                        competitive bids from the Banks at a margin over LIBOR or at an absolute rate. Each Bank will bid at its own discretion for amounts up to the total amount of commitments and the Borrower will be under no obligation to accept any of the bids. Any Money Market advances made by a Bank shall be deemed usage of the facility for the purpose of fees and availability. However, each

                        Bank's advance shall not reduce such Bank's obligation to lend its pro rata share of the remaining undrawn commitment.

                        Bid Selection Mechanism: The Borrower will determine the aggregate amount of bids, if any, it will accept. Bids will be accepted in order of the lowest to the highest rates ("Bid Rates"). If two or more Banks bid at the same Bid Rate and the amount of such bids accepted is less than the aggregate amount of such bids, then the amount to be borrowed at such Bid Rate will be allocated among such Banks in proportion to the amount for which each Bank bid at such Bid Rate. If the bids are either unacceptably high to the Borrower or are insufficient in amount, the Borrower may cancel the auction.

Pricing: Pricing on the commitments and loans will be at the rates per annum, varying commensurate with credit quality, set forth in the attached Pricing Grid. If S&P and Moody's ratings are more than one notch different, an average rating will apply.

                        Margins: See attached Pricing Grid.

                        Facility Fee:  A per annum fee calculated on a 360 day
                                       basis payable on each Bank's commitment
                                       irrespective of usage, quarterly in
                                       arrears and on termination of a Bank's
                                       Commitment.  See attached Pricing Grid.

                        Participation
                        Fee: An upfront participation fee determined by each bank's commitment amount and payable on each bank's aggregate commit-ment.

                                       Commitment Level     Fee
                                       ----------------     ---
                                       $500,000,000
                                       $200,000,000   (to be determined)
                                       $150,000,000
                                       $100,000,000
                                       $50,000,000 to $75,000,000

                        Pricing will be set at Level III until Rite Aid's senior unsecured long-term debt ratings are affirmed by S&P and Moody's. If

                                       S&P or Moody's has not
                                       affirmed Rite Aid's rating by June 30,
                                       1996, pricing will be set at Level IV.

Reference Lenders:                     Morgan and two other banks
                                       representative of the syndicate.


Interest Payments:                     At the end of each applicable Interest
                                       Period or quarterly, if earlier.

Interest Periods:                      Syndicated Borrowing:
                                       ---------------------

                                       Base Rate - 30 days.

                                       Adjusted LIBOR Loans - 1, 2, 3, or 6
                                       months.

                                       Adjusted CD Loans - 30, 60, 90, or 180
                                       days.

                                       Non-Syndicated Borrowings:
                                       --------------------------

                                       Money Market LIBOR Loans - minimum 1
                                       month.

                                       Money Market Absolute Rate Loan - minimum
                                       14 days.

Drawdowns:                             Minimum amounts of $10 million with
                                       additional increments of $1 million.
                                       Drawdowns are at the Borrower's option
                                       with same day notice for Base Rate Loans, one business day's notice for Money
                                       Market Absolute Rate Loans, one business day's notice for Adjusted CD Loans, three business days' notice for Adjusted LIBOR
                                       Loans, and five business days' notice for Money Market LIBOR Loans.

Optional Prepayments:                  Base Rate Loans, Adjusted LIBOR, and
                                       Adjusted CD may be prepaid at any time on three business days' notice. Money Market
                                       Loans may not be prepaid before the end
                                       of an Interest Period.

Termination or Reduction
of Commitments:                        The Borrower may terminate unused
                                       commitments in amounts of at least $25
                                       million at any time on three business
                                       days notice.


Representations and Warranties:        With respect to the Borrower and its
                                       Consolidated or Significant
                                       Subsidiaries, as appropriate, including
                                       but not limited to:

                                       1. Corporate existence.

                                       2. Corporate and governmental
                                          authorization; no contravention;
                                          binding effect.

                                       3. Financial information.

                                       4. No material adverse change.

                                       5. Full disclosure.

                                       6. No material litigation.

                                       7. Compliance with laws, including ERISA.

                                       8. Payment of taxes.

                                       9. Existence, incorporation, etc. of
                                          subsidiaries.

                                      10. Environmental matters.

                                      11. Accuracy of both the Borrower's and
                                          the Target's representations and
                                          warranties contained in the Merger
                                          Agreement at signing and at date of
                                          initial borrowing.

Conditions to Initial Borrowing:       Conditions precedent to the initial
                                       borrowing under the Facility will include
                                       (without limitation):

                                       1. The Borrower and the Target shall have
                                          entered into a Merger Agreement in
                                          form and substance satisfactory to the
                                          Lenders providing for the Acquisition
                                          to be effected by a cash tender offer
                                          (the "Tender Offer") for 51% of the
                                          Target's common stock and a subsequent
                                          merger (the "Merger") in which common
                                          stock of the Borrower will be issued
                                          to the Target's stockholders.

                                       2. Terms and conditions of the Tender

                                          Offer shall be in form and substance
                                          satisfactory to the Lenders
                                          (including, without limitation,
                                          conditions that (i) any "poison pill"
                                          of the Target be redeemed or otherwise
                                          rendered inapplicable to the Tender
                                          Offer, (ii) Section 203 of the
                                          Delaware General Corporation Law not
                                          prevent the Merger from being
                                          consummated within 180 days after the
                                          Tender Offer Closing Date and (iii)
                                          the Purchases shall own and control
                                          the number of shares of the Target's
                                          common stock as shall be necessary to
                                          approve the Merger without the
                                          affirmative vote or approval of any
                                          other shareholders); the conditions to
                                          the consummation of the Tender Offer
                                          shall have been satisfied and shall
                                          not have been waived (for which
                                          purpose conditions must be fulfilled
                                          to the satisfaction of the Lenders in
                                          their reasonable determination); and
                                          tendered shares shall have been
                                          accepted for payment pursuant to the
                                          Tender Offer in accordance with the
                                          terms of the Tender Offer.

                                       3. There shall have been accepted for
                                          payment pursuant to the Tender Offer
                                          sufficient shares of the Target for
                                          the Borrower to be able to effect the
                                          consummation of the Merger without the
                                          affirmative vote of any other
                                          shareholder(s) of the Target.

                                       4. The Lenders' satisfaction that all
                                          other necessary licenses, permits and
                                          governmental and third-party filings,
                                          consents and approvals for the
                                          Acquisition and the Merger have been
                                          obtained and remain in full force and
                                          effect.

                                       5. The Tender Offer and the financing
                                          thereof shall be in compliance with
                                          all laws and regulations (including,
                                          without limitation, the margin
                                          regulations).

                                       6. Cancellation of the $250 million and
                                          $350 million Credit Agreements dated

                                          as of February 7, 1994.

Conditions to Each Borrowing:          Customary in Credit Agreements of this
                                       nature, including but not limited to:

                                       1. Absence of Default.

                                       2. Accuracy of representations and
                                          warranties.

                                       3. Negotiation and execution of
                                          satisfactory closing documentation.

Covenants:                             Customary in Credit Agreements of this
                                       nature, including but not limited to:

                                       1. Information.

                                       2. Payment of obligations.

                                       3. Maintenance of property; insurance
                                          coverage.

                                       4. Conduct of business; maintenance of
                                          existence.

                                       5. Compliance with laws.

                                       6. Inspection of property, books, and
                                          records.

                                       7. Restriction on debt of subsidiaries.

                                       8. Restriction on sales with leases back.

                                       9. Negative pledge (including subsidiary
                                          stock and assets) with customary
                                          exceptions and a basket of 5% of
                                          consolidated net tangible assets.

                                      10. Total borrowed funds shall not
                                          exceed $3.0 billion before January 1,
                                          1997.

                                      11. EBIT plus Rent to Interest Expense
                                          plus Rent

                                          Fiscal Year         Level
                                          1996                 1.65
                                          1997                 1.65

                                          1998                 1.75
                                          1999                 1.85
                                          2000                 1.85

                                      12. Total Borrowed Funds, as a percent of
                                          total capital

                                          Fiscal year-end     Level
                                          1996                 64%
                                          1997                 61%
                                          1998                 58%
                                          1999                 50%
                                          2000                 50%

                                      13. Limitation on minority investments.

                                      14. Consolidations, mergers and sale of
                                          assets.

                                      15. Use of proceeds.

Events of Default:                     Customary in Credit Agreements of this
                                       nature, including but not limited to:

                                       1. Failure to pay principal under the
                                          Credit Agreement when due. Failure
                                          to pay interest, fees or other
                                          amounts within 5 days of when due.

                                       2. Failure to meet covenants (with
                                          grace periods, where appropriate).

                                       3. Representations or warranties false
                                          in any material respect when made.

                                       4. Cross default to other debt of the
                                          Borrower and its subsidiaries in
                                          excess of $25 million (in aggregate)
                                          which is triggered by (i) failure to
                                          pay when due  (including any
                                          applicable grace period) or (ii) an
                                          event which results in
                                          acceleration of, or with the giving
                                          of notice or lapse of time or both
                                          would enable the holder to accelerate
                                          the maturity of its debt.

                                       5. Change of ownership or control.

                                       6. Other usual defaults with respect to
                                          the Borrower and Subsidiaries,

                                          including but not limited to
                                          insolvency, bankruptcy, ERISA, and
                                          judgment defaults.
Increased Costs/
Change of Circumstances:               The credit agreement will contain
                                       customary provisions protecting the Banks in the event of unavailability of funding, illegality, increased costs and funding losses (including funding losses incurred as a result of prepayment of Adjusted CD and Adjusted LIBOR loans).

                                       Capital adequacy compensation will be
                                       required only with respect to capital
                                       requirements adopted after the date
                                       hereof.

Indemnification:                       The Borrower will indemnify the Banks
                                       against all losses, liabilities, claims, damages, or expenses relating to their loans, the Borrower's use of loan proceeds or the commitments, including but not limited to reasonable attorneys' fees and settlement costs (except such as result from the indemnitee's gross negligence or willful misconduct).

Transfers and
Participations:                        Banks will have the right to transfer or
                                       sell participations in their loans or
                                       commitments with the transferability of
                                       voting rights limited to changes in
                                       principal, rate, fees and term.
                                       Assignments will be allowed with the
                                       consent of the Borrower, such consent not to be unreasonably withheld. Assignment to a Bank's affiliate or a Federal
                                       Reserve Bank is allowed without the
                                       consent of the Borrower.

Expenses:                              Borrower will pay all legal and other
                                       reasonable out-of-pocket expenses of the
                                       Agent related to this transaction and any subsequent amendments or waivers, including the reasonable fees and expenses of Davis Polk & Wardwell, special counsel to the Agent.

Governing Law:                         State of New York.

                             Rite Aid Corporation

                                 Pricing Grid
                           (basis points per annum)


Pricing Level          Level I              Level II             Level III          Level IV           Level V

Basic for Pricing: If the Borrower's    If the Borrower's    If the              If the              If no other
                   senior unsecured     senior unsecured     Borrower's          Borrower's          level applies
                   long-term debt is    long-term debt       senior unsecured    senior unsecured
                   rated A- or higher   is rated BBB+ by     long-term debt      long-term debt
                   by S&P and A3 or     S&P or Baa1 by       is rated BBB by     is rated BBB- by
                   higher by            Moody's              S&P or Baa2 by      S&P or Baa3 by
                   Moody's                                   Moody's             Moody's
  Facility Fee           9.00                 10.00              13.50                 18.75            25.00

  LIBOR Spread          18.50                 27.50              29.00                 31.25            45.00

  CD Spread             31.00                 40.00              41.50                 43.75            57.50

   "Used"Cost           27.50                 37.50              42.50                 50.00            70.00

Notes:

1. Pricing will be set at Level III until Rite Aid's senior unsecured long-term debt ratings are affirmed by S&P and Moody's.
2. If S&P or Moody's has not affirmed Rite Aid's rating by June 30, 1996, pricing will be set at Level IV.
3. If S&P and Moody's ratings are more than one notch different, an average rating will apply.